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September 23, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

RE:                           GP Investments Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed July 28, 2016 (File No. 333-211355)

Dear Ms. Ransom:

We are writing on behalf of our client, GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (the “Company”), to provide, on a supplemental basis, our response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 16, 2016 (the “Comment Letter”), relating to the above Amendment No. 2 to the Registration Statement on Form S-4 filed July 28, 2016 (the “Registration Statement”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold, italicized text and is followed by the Company’s corresponding response.

The changes made to the Registration Statement in response to the Staff’s comments will be set forth in Amendment No. 3 to the Registration Statement (“Revised Registration Statement”), which the Company intends to file with the Commission via EDGAR on or about the date hereof. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Revised Registration Statement. Page references set forth in a response to a comment are to the corresponding page in the Revised Registration Statement.

Questions and Answers About the Proposals

What equity stake will current GPIA shareholders and current World Kitchen equityholders hold in WDKN..., page 10

1.                                      We note your disclosure regarding the effects of the merger agreement amendment, including the potential incremental equity issuances to Sponsor to fund the merger consideration in the event that GPIA shareholders elect to redeem common stock in excess of 30%. Please state clearly, if true, that Sponsor could elect to purchase some or all of the incremental equity issuances in the event of a Threshold Event and supplement your disclosure by including the percentage of WDKN that would be owned by Sponsor following the business combination, based on outstanding shares and on a fully-diluted basis, assuming the maximum amount of incremental equity issuances allowable to Sponsor pursuant to the terms of the merger agreement amendment. Please provide comparable disclosure throughout your combined proxy statement and prospectus each time you discuss the relative voting power of Sponsor.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Revised Registration Statement.

What happens to the funds deposited in the trust account after consummation of the merger...,  page 15

2.                                      We note your disclosure that any funds remaining in the trust account and not used for payment of merger consideration or redemption of shares would be “available for general corporate purposes, including, but not limited to, working capital operations, capital expenditures and future potential acquisitions.” We further note that pursuant to the terms and conditions set forth in merger agreement amendment, the parties have agreed to waive the condition set forth in Section 9.1(i) of the merger agreement, which requires that the amount available in the trust account following payment of the redemption shares shall not be less than $122,000,000. Please enhance your disclosure, here or elsewhere in your combined proxy statement and prospectus, to address why the parties could waive the foregoing provision. If it is true that, as a result of the merger agreement amendment, the trust account could have less than $122,000,000 in available cash following consummation of the merger, ensure your disclosure addresses how GPIA considered the impacts of such reduced cash on the company’s prospective financial condition following consummation of the merger.

The Company respectfully advises the Staff that the last sentence of the penultimate paragraph of the Company’s answer to the question “Do I have redemption rights?” on page 12 of the Revised Registration Statement, discloses to its shareholders the two conditions precedent that must occur in order for the closing condition in Section 9.1 of the merger agreement to have been deemed waived.  Similar disclosure is found:  in the Company’s answer to the question “What happens if a substantial number of the public shareholders vote in favor of the merger proposal and exercise their redemption rights?” on page 16 of the Revised Registration Statement; within the summary of shareholders redemption rights beginning on page 39 of the Revised Registration Statement; and within the sub-section entitled “Conditions to the Closing of the Merger” beginning on page 115 of the Revised Registration Statement.

The Company supplementally advises the Staff that pursuant to the terms of the merger agreement amendment (and as disclosed in the relevant sections of the Revised Registration Statement referenced above), the prospective waiver of the condition set forth in Section 9.1(i) of the merger agreement is conditioned upon (1) the aggregate proceeds received by the Company in respect of any or all of the incremental equity issuances being equal to or greater than the amount to be paid by GPIA in respect of any redemptions in excess of 30% of the outstanding WDKN common stock (the “Excess Amount”) and (2) the entire amount of the Sponsor’s equity financing having been funded.  Accordingly, the condition in Section 9.1(i) will only be automatically waived in accordance with the merger agreement amendment if the Company has adequate replacement capital in respect of any such incremental redemptions above 30%.  As the parties determined to include such waiver of Section 9.1(i) to help mitigate a “chicken or egg” problem at the closing of the merger based on their assessment that a prospective investor’s willingness to participate in any incremental equity issuance may likely be conditioned on the closing having occurred or occurring simultaneously with such investment, the Company does not believe that such an automatic waiver of the closing condition in Section 9.1 would result in any “reduced cash” available to the Company.

Summary of the Proxy Statement/Prospectus

GPIA Initial Shareholders, page 34

3.                                      Elaborate upon your statement that “[b]ased on current assumptions...the incremental equity issuances would not...result in dilution of the relative ownership interest” to explain the basis for your belief and the assumptions you are relying upon.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 28, 36, 57 and 111 of the Revised Registration Statement.

Organizational Structure, page 36

4.                                      The total percentage ownership of WDKN by existing public shareholders of GPIA, Sponsor and independent directors and existing equityholders of World Kitchen is greater than 100%. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Revised Registration Statement.

The Merger Proposal, page 104

5.                                      The calculation of estimated merger consideration assuming closing as of March 31, 2016 and August 31, 2016 is mathematically incorrect. Based on the amounts presented in the reconciliation on page 106, the merger consideration at March 31, 2016 appears that it should be $268.7 and $242.4 million at August 31, 2016. Also, we note that the amount at March 31, 2016 does not agree to the total cash proceeds presented in the reconciliation on page 203 of the pro forma financial statements. Please explain these differences to us or revise accordingly.

The Company respectfully advises the Staff that the difference between the two presentations is due to the fact that the table on page 106 of Amendment No. 2 does not include an estimate for any post-closing working capital adjustment; however, the pro forma financial statement tables on page 203 of Amendment No. 2 include an upward working capital adjustment estimate of $12.7 million.

In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 206 of the Revised Registration Statement.

Description of Financial Analyses and Fairness Opinion of Duff & Phelps, page 138

6.                                      We note your response to comment 10 indicating that company management (i) developed a financial model of World Kitchen containing “projections through 2020 that were extrapolated through 2026,” and made such projections available to Duff & Phelps, (ii) believes that projections through 2020 represent a “good faith assessment of WDKN’s projected future performance,” and (iii) is not aware of why Duff & Phelps chose to utilize the 2021 and 2022 projections in its analysis. To the extent that company management does not believe that projections beyond 2020, including any valuation analysis performed in reliance thereon, represent a good faith assessment of WDKN’s projected future performance, clearly state as much.

The Company’s response to comment 10 was not intended to suggest that Company’s management team did not believe its own projections; rather, the statement related to the projections included in the disclosure.  The Company supplementally advises the Staff that based on, among other things, the Company’s management team’s experience in preparing projections across various industries and businesses, including those in retail, the Company believes that all of the projections presented in the Revised Registration Statement represented the Company’s good faith assessment of WDKN’s projected future performance.

7.                                      Please also disclose the projections through 2026 or tell us why you believe the information for 2021-2026 is not necessary for investors.

The Company supplementally advises the Staff that all projections that were presented to the Company’s board of directors have been included in the Revised Registration Statement.  For clarity, these include the five-year projections (through 2020) presented by the Company’s management team and included under the heading “Projected Financial Information” on page 149 and the additional two years (2021 and 2022) that are included the discounted cash flow analysis prepared by Duff & Phelps and described under the heading “Description of Financial Analysis and Fairness Opinion of Duff & Phelps—Discounted Cash Flow Analysis” on page145 in the Revised Registration Statement.  The Company believes that providing disclosure of projections identical in scope to those presented to the Company’s board of directors is appropriate.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Preliminary Allocation of Purchase Consideration, page 202

8.                                      We note your response to comment 13 and your addition of the table that reconciles the purchase price with the estimated cash and equity consideration on page 203. There appear to be differences between this table and the table presented on page 106. Please explain to us why there are differences in the adjustments being made and the amounts shown and either revise or explain accordingly.

The Company respectfully advises the Staff that the difference between the two presentations is due to the fact that the table on page 106 of Amendment No. 2 does not include an estimate for any post-closing working capital adjustment; however, the pro forma financial statement tables on page 203 of Amendment No. 2 include an upward working capital adjustment estimate of $12.7 million.

In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 206 of the Revised Registration Statement.

Exhibit 5.1

9.                                      Please have counsel remove assumptions (iii) in the second paragraph of page 3 and the fifth paragraph of page 5 (relating to Maples and Calder’s 2015 opinion) of the opinion letter or explain why these assumptions are necessary and appropriate to the opinion rendered. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

We respectfully submit that both of the referenced assumptions are appropriate and consistent with Section II.B.3 of Staff Legal Bulletin No. 19 (“SLB 19”).  Essentially, the referenced section of SLB 19 indicates the Staff’s position that it is inappropriate for counsel to “assume away” material facts underlying a legal opinion.  Typically, an Exhibit 5 opinion provides a law firm’s opinion in respect of an existing entity.   Given the relatively limited circumstance of a domestication to Delaware from the Cayman Islands in the context of an Exhibit 5 opinion, our legal opinion must prospectively opine regarding a not-yet-existing Delaware corporation.  Accordingly, and as is customary in the context of a domestication, our Exhibit 5 opinion opines on certain matters following the point in time when the domestication occurs and the Company becomes a Delaware corporation governed by the DGCL, but does not opine on any matters prior to the domestication when the Company is a Cayman Islands company governed by the Cayman Islands Companies Law (the “CICL”).  Consequently, we must make certain assumptions in this context in order render any opinion whatsoever as to the post-domestication Company.  We do not believe these assumptions are “assumed away” because they relate to (i) actions to be taken in the future in order to effect the domestication (completion of which cannot be confirmed at the time of rendering our opinion) and (ii) the Company’s existence and operations in the Cayman Islands under the CICL (matters both specifically covered by Maples and Calder’s original legal opinion and pertaining to legal issues in a jurisdiction in which we are not admitted to practice and are not qualified to opine).  As such, the referenced assumptions included in our Exhibit 5 opinion are both necessary predicates for an opinion in the context of a domestication and appropriate as we are unable to opine on such matters without making such customary assumptions.

Additionally, as to the aspects of Maples and Calder’s original legal opinion upon which we rely, we respectfully note to the Staff that the Company is a blank check company whose governing documents limit virtually all business activities until completion of its initial business combination. As a result, we believe our reliance on Maples and Calder’s original legal opinion continues to be appropriate as to such matters because they would not have changed since the date of the original opinion.

Lastly, we supplementally advise the Staff that our understanding of what is “customary” for an Exhibit 5 opinion in the context of a domestication is informed by, among other things, other instances in which counsel to a domesticating registrant have (i) made comparable assumptions regarding actions to be taken in the future and (ii) similarly relied upon the previous opinion of a registrant’s local counsel in such registrant’s pre-domestication jurisdiction.  We are happy to provide to the Staff examples of such publicly-filed opinions upon request.

Exhibit 23.2

10.                               Please ensure that Grant Thornton LLP, the registered public accounting firm for WKI Holding Company, Inc., dates the consent.

In response to the Staff’s comment, the Company has amended the Revised Registration Statement to properly reflect the date of the consent as of September 23, 2016.

*      *      *

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2854 or my colleague, Paul T. Schnell, at (212) 735-2322.

Sincerely,

/s/Timothy M. Fesenmyer
Timothy M. Fesenmyer

cc:                                Antonio Bonchristiano
GP Investments Acquisition Corp.

Paul T. Schnell
Skadden, Arps, Slate, Meagher & Flom LLP